

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
Jerry E. Sheridan
President and Chief Executive Officer
Amerigas Partners, L.P.
460 North Gulph Road
King of Prussia, Pennsylvania 19406

> **Re: Amerigas Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed January 30, 2013**
> **File No. 333-186316**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **File No. 001-13692**

Dear Mr. Sheridan:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With regard to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With regard to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   With respect to the common units being sold by Heritage ETC, L.P., given the nature of the offering and the size of the offering relative to the number of common units held by non-affiliates, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed

analysis of why this offering is not by or on behalf of the registrant. Alternatively, please revise your registration statement to identify the selling unitholder as an underwriter, and make conforming changes to your prospectus accordingly, including your cover page and the Summary, Plan of Distribution and Undertakings sections. For additional guidance, please see Compliance and Disclosure Interpretations — Securities Act Rules, Question 612.09, available on our website at www.sec.gov.

Selling Unitholder, page 16

2.   Please disclose, by footnote or otherwise, the person or persons who have sole or shared voting or investment power over Heritage ETC, L.P.   If Heritage ETC, L.P. is a public entity, majority-owned subsidiary of a public entity or a registered investment company, please disclose this by way of footnote. Please see Compliance and Disclosure Interpretations — Regulation S-K, Question 140.02 available on our website at www.sec.gov.

Incorporation of Documents by Reference, page 38

3.   Please revise the documents you have listed to incorporate by reference the Form 10-Q filed on February 8, 2013. See Item 12(a)(2) of Form S-3. In this regard, please also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see Compliance and Disclosure Interpretations — Securities Act Forms, Question 123.05 available on our website at www.sec.gov.

Form 10-K for Fiscal Year Ended September 30, 2012

Compensation Discussion and Analysis, page 37

Elements of Compensation, page 40

Annual Bonus Awards, page 41

4.   We note your disclosure on page 42 regarding targeted EPS and the committee's adjustment of EPS for purposes of calculating bonuses. Please disclose the actual EPS achieved by the company for Fiscal 2012, as well as EPS as adjusted by the committee for purposes of calculating bonuses. Refer to Item 402(b) of Regulation S-K. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration until we resolve all comments concerning your Form 10-K.

With regard to your registration statement, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. With regard to your Forms 10-K, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

With regard to your registration statement, notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

With regard to your Forms 10-K, in responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director